Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
INCLUDING INTEREST ON DEPOSITS
Earnings
Income (loss) before income taxes	$48,198	$51,294	$34,286	$27,315	$(29,740)
Plus:
Total Fixed Charges (See below)	112,335	71,696	48,206	47,140	51,374
Less:
Preferred stock dividend (1)	—	—	(2,885)	(5,297)	(5,295)

Total Earnings	$160,533	$122,990	$79,607	$69,158	$16,339

Fixed Charges
Total interest expense (2)	$109,808	$69,202	$42,830	$40,154	$44,680
Interest included in operating lease rental expense (3)	2,527	2,494	2,491	1,689	1,399
Preferred stock dividend (1)	—	—	2,885	5,297	5,295

Total Fixed Charges	$112,335	$71,696	$48,206	$47,140	$51,374

Ratio of Earnings to Fixed Charges	1.43x	1.72x	1.65x	1.47x	0.32x

EXCLUDING INTEREST ON DEPOSITS
Earnings
Income (loss) before income taxes	$48,198	$51,294	$34,286	$27,315	$(29,740)
Plus:
Total Fixed Charges excluding interest on deposits (See below)	25,069	19,686	16,964	18,744	16,089
Less:
Preferred stock dividend (1)	—	—	(2,885)	(5,297)	(5,295)

Total Earnings	$73,267	$70,980	$48,365	$40,762	$(18,946)

Fixed Charges
Total interest expense (2)	$109,808	$69,202	$42,830	$40,154	$44,680
Interest included in operating lease rental expense (3)	2,527	2,494	2,491	1,689	1,399
Preferred stock dividend (1)	—	—	2,885	5,297	5,295
Less: interest expense on deposits	(87,266)	(52,010)	(31,242)	(28,396)	(35,285)

Total Fixed Charges excluding interest on deposits	$25,069	$19,686	$16,964	$18,744	$16,089

Ratio of Earnings to Fixed Charges	2.92x	3.61x	2.85x	2.17x	(1.18)x

(1)	The stock dividend amount has been grossed up to compute the pretax income equivalent assuming an estimated 35% tax rate.
(2)	Interest expense includes cash interest expense on deposits and other debt and amortization of debt issuance costs.
(3)	Calculation of interest included in operating lease rental expense is representative of the interest factor attributable to the lease payment.